Exhibit 99.3

Jean-Pierre Lehner appointed

Chief Medical Officer

Paris, France – February 11, 2009 - Sanofi-aventis announced today that Jean-Pierre Lehner, M.D., is appointed Senior Vice-President, Chief Medical Officer (CMO). He was previously Senior Vice President, Medical & Regulatory Affairs.

Jean-Pierre Lehner reports to Marc Cluzel, Senior Vice President, Research & Development, who declared : “The newly created role of Chief Medical Officer is a further demonstration internally and externally of the company’s commitment to patient well being”.

Patient safety is of the utmost importance to sanofi-aventis. Given the new tools available to enhance pharmacovigilance and monitor the safety of products in development as well as those on the market, this position combines all of the functions related to patient safety to enhance the clarity of purpose and accountability within the company. Pharmacovigilance and Regulatory Affairs will report to the CMO.

The CMO will also chair the internal Benefit/Risk Assessment Committee created in 2008 and which has direct accountability for its conclusions to the CEO.

Jean-Pierre Lehner holds a Medical degree from the School of Medicine University of Paris, France. After spending four years as Chef de Clinique, assistant of Paris Hospitals, Department of Cardiology (Pr Tricot), Hôpital Bichat, Paris, France, Jean-Pierre Lehner joins Roussel Laboratories in 1981 as Medical Director (1981-1986), then he is named Medical Director of Roussel-Uclaf (1986-1992). He is successively Senior Director of Clinical Investigations of Sanofi Recherche (1992-1996), Scientific Senior Director of Sanofi Winthrop (1996-2002), Vice President Medical Affairs Europe of sanofi-aventis (2003-2005). As from 2005, Jean-Pierre Lehner was Senior Vice-President, Medical & Regulatory Affairs sanofi-aventis.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).